SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco SA: Agenda of the Annual General Shareholders’ Meeting

Adecco S.A.

Agenda of the Annual General Shareholders’ Meeting

Tuesday, 23 May 2006, 1400 hrs at

Centre de Congrès et d’Expositions

av. Bergières 10, CH-1004 Lausanne

Opening of buffet: 1200 hrs

Opening of doors to meeting room: 1315 hrs

Beginning of meeting: 1400 hrs

1.	Approval of Business Report 2005

•	Presentation of the Business Report 2005, consisting of the Annual Report, the Financial Statements of Adecco S.A. and the Consolidated Financial Statements for the Business Year 2005

•	Presentation of the Reports of the Statutory Auditors and the Group Auditors

2.	Appropriation of Retained Earnings

3.	Granting of Discharge to the members of the Board of Directors

4.	Election of the Board of Directors

4.1	Re-election of members of the Board of Directors

4.2	Acclamation of Philippe Foriel-Destezet as Honorary President of Adecco S.A.

4.3	Election of a new member of the Board of Directors

5.	Re-election of Auditors

5.1	Statutory Auditors and Group Auditors

5.2	Special Auditor (Art. 23 Para. 2 of the Articles of Incorporation)

Adecco S.A.

Notice of the Annual General Shareholders’ Meeting

Tuesday, 23 May 2006, 1400 hrs at

Centre de Congrès et d’Expositions

av. Bergières 10, CH-1004 Lausanne

Opening of buffet: 1200 hrs

Opening of doors to meeting room: 1315 hrs

Beginning of meeting: 1400 hrs

Agenda and Proposals of the Board of Directors:

1.	Approval of Business Report 2005

•	Presentation of the Business Report 2005, consisting of the Annual Report, the Financial Statements of Adecco S.A. and the Consolidated Financial Statements for the Business Year 2005

•	Presentation of the Reports of the Statutory Auditors and the Group Auditors

The Board of Directors proposes that the Business Report 2005, consisting of the Annual Report, the Financial Statements of Adecco S.A. and the Consolidated Financial Statements for the Business Year 2005, be approved.

2.	Appropriation of Retained Earnings

The Board of Directors proposes to declare a dividend of CHF 1.— per registered share with a par value of CHF 1.— out of the retained earnings and to carry forward the balance to the next business year. The treasury shares held by the Company will not receive a dividend.

3.	Granting of Discharge to the Members of the Board of Directors

The Board of Directors proposes to grant discharge of liability to all members of the Board of Directors for the Business Year 2005.

4.	Election of the Board of Directors

4.1	Re-election of members of the Board of Directors

The Board of Directors proposes that Mr. Jakob Baer, Mr. Juergen Dormann, Mr. Klaus J. Jacobs, Mr. Philippe Marcel, Mr. Francis Mer, Mr. Thomas O’Neill, Mr. David Prince, and Mr. Peter V. Ueberroth be individually re-elected as members of the Board of Directors for a new tenure of one year ending at the next Annual General Shareholders’ Meeting.

4.2	Acclamation of Philippe Foriel-Destezet as Honorary President of Adecco S.A.

Mr. Philippe Foriel-Destezet is proposed for nomination as Honorary President of Adecco S.A. by acclamation.

4.3	Election of a new member of the Board of Directors

The Board of Directors proposes that Mr. Walther Andreas Jacobs be elected as member of the Board of Directors for a tenure of one year ending at the next Annual General Shareholders’ Meeting.

5.	Re-election of Auditors

5.1	Statutory Auditors and Group Auditors

The Board of Directors proposes the re-election of Ernst & Young AG, Zurich, as Statutory Auditors of Adecco S.A. and Group Auditors for the business year 2006.

5.2	Special Auditor (Art. 23 Para. 2 of the Articles of Incorporation)

The Board of Directors also proposes the re-election of OBT AG, Zurich, as special auditor pursuant to Art. 23 Para. 2 of the Articles of Incorporation for a tenure of one year until the next Annual General Shareholders’ Meeting.

Documents, Attendance and Representation

The Business Report 2005, the Statutory Auditors’ and Group Auditors’ Reports, the Articles of Incorporation and the notice of the Annual General Shareholders’ Meeting with the agenda and proposals are available for inspection from 2 May 2006, at Adecco S.A., place de la Riponne 1, 1005 Lausanne, and at its registered office in Chéserex. Shareholders may also request a copy of the Business Report 2005 (in english). In addition, the Business Report 2005 and the notice of the Annual General Shareholders’ Meeting with the agenda and proposals are accessible on Adecco’s website (www.adecco.com and http://agm.adecco.com).

Shareholders who are registered in the share register on 17 April 2006 will receive the notice of the Annual General Shareholders’ Meeting by mail. To those shareholders who will be entered in the share register after 17 April 2006 but before 15 May 2006, the notice of the Annual General Shareholders’ Meeting will be sent after registration. The share register will be closed from 15 May 2006 to 23 May 2006. Only shareholders who are registered on 15 May 2006 are entitled to vote at the Annual General Shareholders’ Meeting or to appoint a proxy. Shareholders who are not registered but would like to attend and vote at the Annual General Shareholders’ Meeting or to appoint a proxy should contact their bank in order to ensure they will be entered in the share register before its closing.

Shareholders will receive a reply form together with the notice. Shareholders can order an admission card or instruct a representative to vote on their behalf (see below). Shareholders are kindly requested to return the reply form as soon as possible to Adecco S.A., c/o ShareComm Services AG, Europastrasse 29, CH-8152 Glattbrugg, in order to receive an admission card or to order the Business Report 2005 by mail. If reply forms are received too late for mailing, admission cards will be handed out before the commencement of the Annual General Shareholders’ Meeting. No admission cards will be sent out before 15 May 2005.

Shareholders who do not wish to attend the Annual General Shareholders’ Meeting in person can be represented as follows:

•	By a third person with written proxy. The shareholder must order an admission card, fill in the proxy section printed on the admission card and hand the admission card over to such third person;

•	By the independent proxy, Mr. Andreas G. Keller, Attorney at Law, P.O. Box 6814, CH-8023 Zurich. Shareholders who wish to instruct the independent proxy have to fill in the reply form accordingly (there is no need to order an admission card). For specific instructions, please use the form on the reverse side of the reply form. Without specific instructions, the independent proxy will vote according to the proposals of the Board of Directors;

•	By Adecco S.A. (Organvertretung). Shareholders who wish to instruct Adecco S.A. have to fill out the reply form accordingly (there is no need to order an admission card). Adecco S.A. will only vote in favour of the resolutions as proposed by the Board of Directors. If you wish to vote differently, please instruct the independent proxy or a third person. Reply forms with different instructions will be forwarded to the independent proxy;

•	By the depository bank. The shareholder must order an admission card, fill in the proxy section printed on the admission card and hand the admission card over to the depository bank.

Proxy Disclosures

Depository banks (as defined in Art. 689d Para. 3 of the Swiss Code of Obligations) and the independent proxy are requested to inform the Company of the number of shares they represent as soon as possible, but in any case no later than 1300 hrs on the day of the Annual General Shareholders’ Meeting at the entrance.

The minutes of the Annual General Shareholders’ Meeting will be available for inspection from 12 June 2006 at Adecco S.A., place de la Riponne 1, CH-1005 Lausanne.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 19 April 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 19 April 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary